The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

September 13, 2023

VIA EDGAR

Attention:	Mr. Paul Cline

Mr. Benjamin Holt

Re:	The Flexi Group Holdings Ltd

Amendment No. 2 to Registration Statement on Form F-4

Filed August 14, 2023

File No. 333-269739

Ladies and Gentlemen:

This letter sets forth the response of The Flexi Group Holdings Ltd (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 31, 2023 (the “Comment Letter”), with respect to the above referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Second Amended Registration Statement”). Concurrently with the submission of this letter, the Registrant is filing Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Registrant has included other revisions and updates to its disclosure in the Third Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Third Amended Registration Statement.

Set forth below is the Registrant’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form F-4 filed August 14, 2023

Prospectus Cover Page, page i

1.	We reissue comment 1. Please provide prominent disclosure on the prospectus cover page about the legal and operational risks associated with TGVC’s sponsor being based in Hong Kong and the risks associated with Flexi’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in TGVC’s operations and its ability to consummate the business combination. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact TGVC’s ability to conduct its business, consummate the business combination, or accept foreign investments. Please clearly disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 13, 2023

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages vii, 29-30, 35-36, 68-69, 81, and 173 of the Third Amended Registration Statement.

Frequently Used Terms, page 3

2.	Please revise the definition of PRC or China as referring to the People’s Republic of China, including Hong Kong and Macau, at the beginning of the definition.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 6 of the Third Amended Registration Statement.

Legal and Operational Risks Associated with the Sponsor Being Based in Hong Kong, page 29

3.	Please remove the statement that “TGVC does not believe that, as of the date of this filing, there are legal or operational risks to TGVC associated with the laws and regulations of the PRC solely due to or as a result of the Sponsor being based in Hong Kong.” Please clearly disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Revise similar disclosures beginning on page 33 relating to Flexi’s operations.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 29-30, 35-36, 68-69, 81, and 173 of the Third Amended Registration Statement.

No Permission Required from the Chinese Authorities (including Hong Kong Authorities) for the Business Combination, page 32

4.	We note the revisions made in response to comment 5. Please revise or advise to reconcile your page 32 and page 171 disclosure that “[n]one of TGVC’s officers and directors are located in the PRC” with your page 105 disclosure indicating that Mr. Alexander resides in Hong Kong. Additionally, please revise or advise to reconcile your page 171 disclosure that “[n]one of Flexi’s directors or officers are based in the PRC” with your page 105 disclosure indicating that Messrs. Edwards and Tedder reside in Hong Kong.

Response: In response to the Staff’s comment, the Registrant has removed the relevant disclosure on pages 33 and 180 of the Third Amended Registration Statement.

5.	We partially reissue comment 5. Please describe the consequences to TGVC and its investors if TGVC or its sponsor: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and TGVC’s sponsor is required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 33 and 182 of the Third Amended Registration Statement.

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Division of Corporation Finance

U.S. Securities and Exchange Commission

September 13, 2023

Summary of Risk Factors, page 52

6.	We note your response to comment 9. Please expand the cross-references of each risk factor to include the page number of the prospectus where the more detailed discussion of each risk may be found.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 55-56 of the Third Amended Registration Statement.

Risks Related to the Redemption, page 96

7.	We note your response to comment 16 and partially reissue the comment. Please revise the first risk factor in this section to reconcile the amounts that would be paid out from the trust funds if the business combination is completed to reflect the loans and advances in the aggregate amount of approximately $6.2 million as of August 11, 2023 from sponsor related parties and TGVC officers and directors. Also clearly disclose the amount in the trust as of the most recent practicable date.

Response: The Registrant respectfully advises the Staff that, as of August 11, 2023, there were loans and advances from the Sponsor Related Parties and TGVC’s officers and directors in the aggregate amount of approximately $786,136.38. These loans and advances were comprised solely of the Working Capital Loans and the Sponsor Extension Payments. As of September 8, 2023, there were loans and advances from the Sponsor Related Parties and TGVC’s officers and directors in the aggregate of $786,136.38. The entire investment of the Sponsor Related Parties and TGVC’s officers and directors in TGVC was $6.2 million as of August 11, 2023 and was $6.3 million as of September 8, 2023, which investment is comprised of (i) their Founder Shares and TGVC Placement Warrants, (ii) the Working Capital Loans, (iii) the Sponsor Extension Payments and (iv) any out-of-pocket expenses they incurred on behalf of TGVC. In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 102 of the Third Amended Registration Statement.

8.	We reissue comment 17. Please revise the risk factor beginning on page 97 relating to the excise tax to describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 104 of the Third Amended Registration Statement.

Unaudited Pro Forma Condensed Combines Financial Information, page 107

9.	Please refer to the response to comment 19 and revise the next amendment to include the audit report issued on the financial statements included in response to the comment. Also, file the required consent from the audit firm that issued the report on those financial statements as an exhibit.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page F-96 of the Third Amended Registration Statement. The Registrant has also filed the required consent from BF Borgers as Exhibit 23.2 of the Third Amended Registration Statement.

Opinion of Marshall & Stephens, page 145

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Division of Corporation Finance

U.S. Securities and Exchange Commission

September 13, 2023

10.	We note the projections provided in response to comment 20. Given the projections for 2022 differed materially from the actual results, please clarify whether these projections are still representative of your current business operations and future plans. In addition, we note the internally prepared consolidated income statement for the year ended December 31, 2021 provided to Marshall and Stevens, as disclosed on page 151, is substantially different from the audited financial statements included in this prospectus. Please explain the reason for such discrepancies. Lastly, since these internal financial statements were used in applying the growth estimates, please clarify the impact these inconsistencies have upon the projections provided.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 165-166 of the Third Amended Registration Statement.

Liquidity, Capital Resources and Going Concern, page 202

11.	We reissue comment 25. Please revise to describe all material loans and advances made to TGVC as of the most recent practicable date, including their material terms. In this regard, we note your disclosure that loans and advances from the Sponsor Related Parties and TGVC’s officers and directors to TGVC totaled approximately $6.2 million as of June 30, 2023.

Response: The Registrant respectfully advises the Staff that, as of June 30, 2023, there were loans and advances from the Sponsor Related Parties and TGVC’s officers and directors in the aggregate amount of approximately $786,136.38. These loans and advances were comprised solely of the Working Capital Loans and the Sponsor Extension Payments. The entire investment of the Sponsor Related Parties and TGVC’s officers and directors in TGVC was $6.2 million as of June 30, 2023 and was $6.3 million as of September 8, 2023, which investment is comprised of (i) their Founder Shares and TGVC Placement Warrants, (ii) the Working Capital Loans, (iii) the Sponsor Extension Payments and (iv) any out-of-pocket expenses they incurred on behalf of TGVC.

In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 212-213 of the Third Amended Registration Statement.

Material Tax Considerations, page 231

12.	We note your response to comment 27 and partially reissue the comment. It appears inappropriate to exclude from the scope of the opinion Section 367 and the PFIC rules, as Exhibit 8.1 indicates. See Staff Legal Bulletin No. 19, footnote 44 and accompanying text. Please revise the opinion of counsel. If counsel is unable to opine on such tax consequences, the prospectus disclosure should state this fact clearly, provide the reason for counsel’s inability to opine on a material tax consequence, and discuss the possible alternatives and risks to investors of those tax consequences.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 107-108, 169, 250, and 256 of the Third Amended Registration Statement.

13.	We note your response to comment 29 and partially reissue the comment. Please revise to provide more robust disclosure of the resultant risks if the transaction fails to qualify as a reorganization, including in the risk factors section.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 106-107, 248, and 250 of the Third Amended Registration Statement.

Annex C: Opinion of Marshall & Stevens Transaction Advisory Services LLC, page C-1

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Division of Corporation Finance

U.S. Securities and Exchange Commission

September 13, 2023

14.	We note your response to comment 30. Please revise your prospectus disclosure under the caption “Opinion of Marshall & Stevens” beginning on page 145 to disclose the legal basis for the belief of TGVC and Marshall & Stevens that security holders cannot rely on the opinion to bring state law actions, including to describe any state law authority on such a defense. If no such authority exists, please revise to disclose that: (i) this issue will be resolved by a court, (ii) resolution of this issue will have no effect on rights and responsibilities of the board under state law, and (iii) the availability of such a defense has no effect on the rights and responsibilities of either the TGVC board or Marshall & Stevens under the federal securities laws.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 151 of the Third Amended Registration Statement.

Index to the Financial Statements, page F-1

15.	Please update the interim financial statements of TG Venture Acquisition Corp. to include the June 30, 2023 financial statements of the company.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested beginning on page F-47 of the Third Amended Registration Statement.

General

16.	We note the disclosure on page 230 that the Bridge Loan from Juhn Teo had a maturity date of June 30, 2023 and has not been repaid. Please provide clear disclosure, if correct, that such loan is in default throughout the prospectus. Please provide clear risk factor disclosure as well.

Response: The Registrant respectfully advises the Staff that the Bridge Loan was amended to extend the maturity date of the loan to January 1, 2024. In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 227 and 240 of the Third Amended Registration Statement. The Registrant has also filed the addendum to the Bridge Loan as Exhibit 10.20 of the Third Amended Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Third Amended Registration Statement as soon as possible. Please contact Christopher Haunschild of Lucosky Brookman LLP at (212) 417-8160 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

THE FLEXI GROUP HOLDINGS LTD

By: /s/ Christopher I. Edwards
Name: Christopher I. Edwards
Title: Chief Executive Officer

cc:	Christopher I. Edwards, The Flexi Group Holdings Ltd
Christopher Haunschild, Lucosky Brookman LLP
Penny Somer-Greif, Lucosky Brookman LLP
Kevin E. Criddle, DLA Piper LLP (US)
Penny J. Minna, DLA Piper LLP (US)

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